MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

Table of Contents

1.0 INTRODUCTION	3
BUSINESS OVERVIEW	4
2.1 OVERVIEW OF THE BUSINESS	4
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
3.0 2011 OVERVIEW	11
3.1 OUTLOOK	13
4.0 FISCAL 2011 REVIEW	14
4.1 ADOPTION OF IFRS	14
4.2 NON-IFRS MEASUREMENTS	14
4.3 SELECTED ANNUAL FINANCIAL INFORMATION	16
4.4 RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011	17
4.5 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011	20
4.6 SUMMARY OF QUARTERLY RESULTS	23
4.7 ACQUISITION OF SINCLAIR	23
4.8 LIQUIDITY AND FINANCIAL CONDITION	25
4.9 CAPITAL RESOURCES	26
4.10 CONTRACTUAL OBLIGATIONS	29
5.0 OFF BALANCE SHEET ARRANGEMENTS	29
6.0 TRANSACTIONS WITH RELATED PARTIES	29
7.0 PROPOSED TRANSACTIONS	29
8.0 CRITICAL ACCOUNTING ESTIMATES	29
9.0 CONVERSION TO IFRS	35
10.0 FINANCIAL INSTRUMENTS AND RISK EXPOSURES	42
11.0 OUTSTANDING SHARE DATA	44
12.0 RISKS AND UNCERTAINTIES	45
12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS	45
12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS	45
12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE	50
13.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	51
13.1 DISCLOSURE CONTROLS AND PROCEDURES	51
13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	51
13.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	51

Norsat International Inc.	Management's Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (MD&A) of Norsat International Inc. (“Norsat” or “the Company”) as of March 8, 2012 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2011 and 2010, and related notes included therein, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are expressed in United States dollars unless otherwise indicated.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Norsat International Inc.	Management's Discussion & Analysis

Business Overview

2.1 Overview of the Business

Norsat is a leading provider of communication solutions used by government organizations, and militaries, transportation, resource and marine industry companies, news organizations, search and rescue operators and others that require reliable transmission of data, audio and video in remote and austere environments. Our products and services include Radio Frequency (“RF”) antennas and filters, portable satellite systems, microwave components, maritime systems and remote network systems. Norsat also provides engineering consulting to meet customers’ specific needs.

Our business operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have two additional segments which have limited activity – Maritime Solutions and Remote Network Solutions.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme weather conditions. Within these two main product lines, we offer over 2,000 distinct products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, military and mobile radio applications. Some of these frequencies are currently being “re-farmed” – re-allocated to new applications by governing bodies such as the FCC in the U.S. and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through relatively minor modifications to existing products, preserving our leadership potion in this area.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. The family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Our Sinclair Technologies segment also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Our filter product line is based on standard cavity and combine resonator technologies, as well as very small high-performance filters using cross-coupled technology.

Norsat International Inc.	Management's Discussion & Analysis

Satellite Solutions

Norsat’s Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of transportable satellite terminals and software interfaces designed for easy portability and reliable  broadband connectivity over satellite links in places where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. Our  portfolio of portable satellite systems includes:

The Norsat GLOBETrekkerTM: an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile such as  military special forces, emergency first responders, business continuity managers, search and rescue services and journalists.

The Norsat Rover:  a complete satellite terminal that fits into an extended-mission backpack. The Norsat Rover is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

OmniLink™: a product family designed to address the demanding needs of users seeking to establish broadband connectivity on a temporary basis, but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

We believe our satellite solutions technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM. Therefore, we believe they are therefore unsuitable for the markets we target where portability is a key requirement.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Norsat is a market leader in microwave products.  Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation.  We believe that we have the largest market share of any of our competitors in this space.

Maritime Solutions

Norsat entered the marine satellite business in 2008. Our Maritime Solutions segment provides broadband connectivity over satellite for industries that operate in a marine environment.  Examples include commercial fishing, recreational fishing and boating, and the oil and gas industry. We continue to explore the different alternatives available to further leverage our technology into this area and recorded approximately $0.4 million of revenues for the three months ended December 31, 2011 (2010 - $0.1 million) and $0.9 million of revenues for the year ended December 31, 2011 (2010 - $0.4 million).

Norsat International Inc.	Management's Discussion & Analysis

Remote Network Solutions

We also established Norsat’s Remote Network Solutions segment in 2008 to develop, market and deploy wireless communications systems that address the need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific-technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (“WiMAX”), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and, in some instances, mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (“BTS”) broadcasting the wireless signal to modem devices (“CPE”) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost-effective broadband offering into under-serviced regions of the world. We are exploring the different alternatives available to leverage our technology into this area. As at December 31, 2011, we have yet to recognize any revenues from this segment.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Private Mobile Radio (“PMR”) industry and specifically by the following industry segments:

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Public safety and military network operators, including several police forces, military and paramilitary organizations, such as the coast guards and navies, and a large set of ambulance and fire dispatch services;

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Private Sector Networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators, generally served through an extensive set of dealers specializing in radio systems;

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Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and

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Original equipment manufacturers.

Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair products are well established globally.  Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  In general, Sinclair Technologies products can support voice, data and video transmission.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are constantly in demand for public safety, national security, natural resource management, and other specialized applications.

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Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks.  As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

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Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

Norsat International Inc.	Management's Discussion & Analysis

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Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the PMR market.

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Original equipment manufacturers (OEMs) are driving greater efficiencies and bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Our satellite-based communications business includes Norsat’s Satellite Solutions, Microwave Products, Maritime Solutions and Remote Networks Solutions products and services.  These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites.  However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

We believe that a number of industry trends are positively influencing demand for our products.  Specific trends include the following:

Satellite-Based Communications - Trends

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There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

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As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

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In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

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Major media are experiencing competition from alternative news sources that typically make content available over the Internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

Norsat International Inc.	Management's Discussion & Analysis

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The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

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Major organizations that have global operations are increasingly aware of, and plan for, natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

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A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

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Experience with information technology and communication equipment in recent decades has conditioned users generally to expect related hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

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Applications for satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.	Management's Discussion & Analysis

2.4 Strategy

Provide leading communications solutions

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world.  Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure.  In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. With a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses.  These attributes will remain core elements of Norsat’s strategy, forming the foundation of our organic growth

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are actively pursuing an acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential acquisition candidates that are leaders in their field and that meet our core acquisition criteria of:

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enhancing our ability to provide communications solutions in remote and austere regions;

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providing access to high-end commercial markets; and

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increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via acquisitions, we are  proceeding prudently. Any company we purchase must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products.

We believe the Sinclair acquisition fits well with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and austere regions. Like Norsat’s other product lines, Sinclair products are used all over the world and  are often operated in the harshest of environments. Many of Sinclair’s customers, like Norsat’s, rely on the delivery of superior products that can withstand severe elements. Additionally, they expect to access the latest technologies and receive customized solutions. Importantly, Sinclair’s products target different end-markets than Norsat’s products, providing opportunities to expand our market base and generate cross-selling opportunities between the two segments. The integration of Sinclair has also enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class”. Our R&D efforts are directed toward enhancing existing product lines and introducing new products.    We believe that the development of new products within our products segments will keep Norsat on the cutting edge of our industry, attract new business and lead to the development of new market verticals.

Norsat International Inc.	Management's Discussion & Analysis

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition strongly supports this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We also see opportunities to sell Sinclair products through our Microwave Products segment, to target design antennas for our maritime and remote segments, and to cross-sell Sinclair products to our existing customers in Europe and the military markets.  To date, we have integrated Sinclair’s sales force with our own and have identified several cross-selling opportunities.  However, as our customers’ sales cycles are typically long, these opportunities may take several quarters to realize, if at all.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer.  Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products.  In particular, we believe customers in remote and austere regions would benefit from an “end-to-end solution provider” approach, which would enable them to purchase all their secure communication requirements from a single vendor.  Customers could then be confident that all the elements of their communications solution would be configured to work well together, and that they would receive comprehensive product support.  Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for remote and austere regions of the world. In February 2012, we established a new business segment called Norsat Power Solutions. This new business segment will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for our  other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. Norsat Power Solutions will help us diversify into a new market segment while leveraging a number of our existing Norsat / Sinclair customer relationships, especially in the utility and rail sectors. The new segment will also allow us to expand our existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market provides opportunities to generate recurring revenue streams through the provision of  ongoing monitoring or service requirements and through regular upgrade and renewal cycles. The development of new recurring revenue streams is a key strategic objective for Norsat.

We are also seeking out new opportunities in remote and austere regions of the world where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Norsat International Inc.	Management's Discussion & Analysis

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives.  In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of the portable satellite systems sold to the US Government have been through our direct sales force.  Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in these sale channels and we are increasingly emphasizing those that enable us to target large commercial customers.  In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Currently, we are experiencing a growing level of demand from militaries outside of the US and from large commercial enterprises. This trend is evidenced by an increasing volume of request for proposals (“RFPs”). The size of the contracts up for tender is also higher in terms of dollars allocated.  While we view these developments as highly positive, gauging when these RFPs will be awarded and potentially converted into revenues remains challenging as these decisions are made by the customers and not by us.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically.  While we seek growth opportunities, we also continue to review opportunities for strategic cost cutting measures.

3.0  2011 Overview

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On January 21, 2011 we acquired Sinclair Technologies, a leading provider of antenna and RF conditioning products, with a diverse range of products and end-markets. As discussed above, the Sinclair operations provide a strong complement to Norsat’s existing operations, adding an extensive portfolio of products and solutions for remote and austere regions, expanding our presence in the commercial and municipal government markets and providing strong growth potential. We obtained a $12.0 million loan in connection with the $18.5 million purchase of Sinclair.  As of March 8, 2012, the outstanding balance had been paid down to $9.4 million.

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Our new Sinclair segment enjoyed a strong year in 2011 with high levels of demand and margins that were above historical norms thanks to a favourable product mix.

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 Our Satellite Solutions segment had a challenging year in 2011 with cuts in US military spending resulting in reduced order activity from our largest traditional market. We were able to offset part of this impact with the win of two significant new contracts with a combined value of approximately $4.8 million. These included a Cdn$3.5 million sales contract to provide a satellite-based communications network and ongoing satellite airtime to the First Nations’ Emergency Services Society of British Columbia (“FNESS”). The majority of the FNESS hardware installation was completed by the end of 2011. Our Satellite Solutions segment was also awarded a new satellite-based communication equipment and services program valued at $1.3 million from the NATO Consultation, Command and Control Agency (“NATO”)

Norsat International Inc.	Management's Discussion & Analysis

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To date our margins are relatively strong, however continued global economic weakness has increased competition in our markets. Going forward this may place pressure on our ability to maintain or improve margins.

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Our Satellite Solutions’ segment released multi-band versions of GLOBETrekkerTM and RoverTM, and released a High Definition-capable version of our GLOBETrekkerTM system. The segment also announced a smartphone version of LinkControl 7, allowing satellite terminals to be controlled via smartphone.

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Our NewsLinkTM and GLOBETrekkerTM terminals supported the U.S. military in the relief effort in Japan following the massive earthquake in March 2011.

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Our Microwave Products segment launched a new line of RFID products.

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We issued and received gross proceeds of $0.3 million for 611,915 common shares in connection with our Employee Share Ownership Plan.

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We were deeply saddened to announce the untimely passing of the Chairman of our Board of Directors, Mr. Ugo Angelo Doninelli, in February 2011. Mr. Doninelli was the longest-serving member of the Norsat Board.

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On March 7, 2011, we announced the appointment of Mr. Fabio Doninelli as the Company’s new Chairman and a member of the audit committee. Mr. Doninelli has served as a Strategy Advisor to the Norsat Board for the past 25 years.

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In May 2011, we appointed Mr. James Topham to our Board of Directors and as Chairman of the Audit Committee. Mr. Topham is a Chartered Accountant and former Technology Partner of KPMG’s Vancouver office.

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In November 2011 we appointed Mr. Andrew Harries to our Board of Directors. A co-founder of Sierra Wireless, Mr. Harries has extensive experience in growing technology companies, both organically and through acquisitions.

Norsat International Inc.	Management's Discussion & Analysis

3.1 Outlook

Going forward, we anticipate attractive growth opportunities in the Satellite Solutions and Remote Network Solutions segments, as the markets we are targeting are relatively new or even untapped.   In comparison, our Sinclair Technologies, Microwave Products and Maritime Solutions segments serve more mature markets. However, given our strong market position in these segments, we anticipate a continuation of stable demand once the global economy recovers from the current recessionary patterns. Accordingly, while our results will continue to fluctuate from quarter-to-quarter due to the nature of our business and the timing of contract wins, we believe we are well positioned to achieve sustained profitable growth over the long-term.

We believe that the long-term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries around the world, a continued focus on homeland security and the emergence of non-traditional applications.  These new market opportunities include business continuity measures by large organizations and content production by new entrants to the satellite communications space.  We believe that long-term prospects for the RF antenna and filter industries also remain strong.  While demand for specific product lines can be cyclical depending on network deployment trends, our Sinclair products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

In the near-term, we anticipate that the key factors affecting our revenue growth will continue to be the timing of awards of major military and certain commercial projects. In addition, we believe that competition in the satellite industry will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins in the coming quarters.  In the RF antenna and filter industries, Sinclair focuses on customizing products at a low volume, and historically there have been less competitive pressures on gross margins in these applications.

Our management team remains focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden our portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify our base of customers to include non-defense customers.

Currently, we are working to execute a balanced growth strategy which incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solutions we provide to customers. We expect to realize a portion of these objectives through organic growth.

As an example, in February 2012 we established a new business segment called Norsat Power Solutions. The new business segment will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for Norsat’s other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. Norsat Power Solutions will help us diversify into a new market segment while leveraging a number of our existing Norsat / Sinclair customer relationships, especially in the utility and rail sectors. The new segment will also allow us to expand our existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market segment includes projects that have ongoing monitoring or service requirements, as well as regular upgrade and renewal cycles. These projects, if won, would create new recurring revenue streams for Norsat, which is a key strategic objective.

Norsat International Inc.	Management's Discussion & Analysis

Establishing new revenue opportunities is important as we expect to face competitive pricing pressures in our current segments. While we will maintain our strict focus on preserving a sustainable cost structure, we also anticipate higher costs of production and higher operating costs as we make investments to pursue our strategic objectives.  We are cognizant of the extent of the current credit crisis and will remain vigilant in our credit granting practices, however, we believe our exposure to bad debt is relatively low overall. Most of our trade accounts receivables are generated from various military and large commercial customers, and we do not believe they are at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

Finally we will continue to actively pursue new acquisitions. To this end, we are constantly identifying and evaluating potential acquisition candidates. We believe the current recessionary trends, coupled with our strong financial position and capital structure, have created excellent conditions for effectively realizing growth through strategic acquisition. Accordingly, we are optimistic that we can close on at least three deals during the next five years. That said we will not undertake any acquisition unless it meets our strict criteria to provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

4.0 Fiscal 2011 Review

4.1 Adoption of IFRS

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada effective January 1, 2011. The unaudited interim consolidated financial statements for the three months ended March 31, 2011 were our first financial statements prepared under IFRS. Section 9 of this MD&A includes the significant accounting policies that were adopted under IFRS and a reconciliation of the January 1, 2010 Canadian GAAP statement of financial position to IFRS. In accordance with the transition rules, we retroactively applied IFRS to our comparative data.

4.2 Non-IFRS Measurements

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited consolidated financial statements and accompanying notes for the year ended December 31, 2011.

Norsat International Inc.	Management's Discussion & Analysis

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the table below:

Note

(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

EBITDA for the three months ended December 31, 2011 increased by 45%, or $0.3 million, compared to the fourth quarter of 2010.  Sinclair contributed $0.8 million of EBITDA during the quarter, Microwave products improved its contribution by $0.1 million and lower operating expenses from historical Norsat units of $0.3 million were offset by a net $0.9 million reduction in EBITDA from the Satellite Solutions gross margin dollars.

For the year ended December 31, 2011, EBITDA increased by 46%, or $1.3 million, when compared to the same period in 2010. The $3.5 million of EBITDA contributed by our new Sinclair Technologies’ segment was partially offset by a $2.2 million reduction in EBITDA from the Norsat’s other business units. This was primarily due to lower sales from Satellite Solutions segment, and the lower margins resulting from the changes in product mix and higher cost of production.

Norsat International Inc.	Management's Discussion & Analysis

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working Capital is calculated by subtracting current liabilities from current assets.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio assists in assessing Norsat’s liquidity health. Current Ratio is defined as current assets divided by current liabilities.

4.3 Selected Annual Financial Information

Note

(1)

Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 4.2 Non-IFRS Measurements.

We have restated our 2010 comparative data in accordance with IFRS. We are not required to apply IFRS to periods prior to 2010. Our 2009 comparative data was prepared in accordance with Canadian GAAP.

Norsat International Inc.	Management's Discussion & Analysis

4.4 Results of Operations for the Year Ended December 31, 2011

Sales and Gross Margins

Total sales for the year ended December 31, 2011 increased to $38.4 million from $20.2 million in 2010. The $18.1 million, or 90%, increase reflects the inclusion of $20.2 million of sales from Sinclair, partially offset by a net $2.1 million reduction in sales from our other segments.

Sales of Satellite Solutions decreased to $8.9 million from $11.3 million in 2010. The year-over-year change reflects a reduction in ordering activity from the US military. Helping to offset the declines in US military orders were $1.3 million and $0.3 million in revenues from our FNESS and NATO contracts, respectively. Though we have completed the majority of the hardware installation portion of the FNESS contract, we will continue to see airtime-related revenue for the remainder of the contract. In the case of our new NATO contract, the majority of the contract revenues are expected to occur in the second quarter of fiscal 2012.

Sales of Microwave Products remained constant at $8.4 million in 2011, compared to $8.5 million in 2010.

Sales of Maritime Solutions increased to $0.9 million for the year ended December 31, 2011, from $0.4 million in 2010. This improvement reflects the positive impact of investments made to develop the maritime sales channel.

Our overall gross margin for the year ended December 31, 2011 was 44%, compared to 47% in 2010. The decline in gross margin percentage reflects the change in our product and market mix as we expanded sales into the higher-volume, but lower-margin commercial market following the Sinclair acquisition.

Margins on our Sinclair sales outperformed historical levels throughout the year as we benefited from a favourable product mix and strong demand levels, especially from the transportation industry.  While we continue to anticipate high levels of demand for our Sinclair products, we expect margins will be tempered by more competitive pricing and increases in labour costs in the coming year.

Norsat International Inc.	Management's Discussion & Analysis

Gross profit margins from our Satellite Solutions segment declined to 41% in 2011, from 52% in 2010.  This change was anticipated and reflects lower than normal margins on the FNESS contract and lower selling prices for certain existing product lines.  As we expand our customer base outside the US military and into commercial applications, we expect to experience continued pressure on gross margins. Margins for the Satellite Solutions segment were further impacted by an increase in costs for new product lines.  However, we expect that production costs will decrease and efficiencies will improve as we build more of these new products. The margin reduction also reflects a $0.2 million write down related to obsolete inventory which was recorded in the second quarter, and an additional inventory provision of $0.1 million in the fourth quarter.

Expenses

Our commitment to prudent spending has not wavered and our philosophy continues to be reflected in our cost structure. However, when necessary, staff levels are gradually increased to ensure appropriate investments in operations are made, commitments to research and development projects are met, and product innovation and product leadership are not compromised.

For the year ended December 31, 2011, total expenses increased to $15.0 million, from $7.6 million in 2010.  The addition of Sinclair accounts for approximately $5.9 million of the year-over-year increase, with the balance primarily reflecting $0.5 million in non-recurring costs related to the Sinclair acquisition, a $0.5 million increase in interest expense related to  financing for the acquisition, and $0.8 million of additional amortization of the intangible assets acquired from Sinclair. Operating expenses are expected to remain somewhat higher in upcoming periods, reflecting the costs of operating Sinclair on a full-year basis, and continued investment in sales and marketing resources.

Full-year selling and distributing expenses increased to $6.0 million in 2011, from $3.2 million in the prior year. Approximately $2.2 million of this increase relates to the addition of Sinclair. The balance reflects an increase of $0.6 million in amortization expenses relating to intangible assets we acquired as part of the transaction, partially offset by a reduction in satellite sales commission expenses.

General and administrative expenses for the year ended December 31, 2011 increased to $7.2 million, from $3.3 million in 2010. Approximately $3.3 million of the increase relates to Sinclair, of which $1.5 relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics. The balance reflects $0.5 million in acquisition costs for Sinclair and an increase of $0.2 million in amortization expenses relating to the intangible assets acquired as part of the transaction.

Norsat International Inc.	Management's Discussion & Analysis

Product development expenses increased to $1.3 million, from $0.9 million in 2010, primarily reflecting $0.7 million in product development activities at Sinclair, partially offset by a $0.5 million increase in government contributions under the Strategic Aerospace and Defense Initiative (“SADI”) program, a recovery of $0.1 million of costs related to our engineers deployed to immediate revenue opportunities and a $0.3 million increase in amortization costs again relating to Sinclair’s intangible assets. Product development continues to be a core focus for Norsat and is reflected through development programs in all three of the Sinclair Technologies, Satellite Solutions and Microwave Products business units.

Other expenses for the year ended December 31, 2011 increased to $0.5 million, from $0.3 million in 2010. This increase primarily reflects a $0.5 million increase in interest expense relating to the acquisition loan, partially offset by $0.1 million of impairment loss recognized in 2010 but not in 2011, and a $0.2 million foreign exchange gain.

Net Earnings for the Period

Earnings before income taxes for the year ended December 31, 2011 were approximately $1.7 million, compared to $2.1 million in 2010.

Full-year net earnings were $0.4 million in 2011, compared to net earnings of $2.1 million in 2010.

Norsat International Inc.	Management's Discussion & Analysis

4.5 Results of Operations for the Three Months Ended December 31, 2011

Sales and Gross Margin

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy, as Sinclair’s sales are generally more evenly distributed than those of our other segments, and tend to be strongest during periods when sales from our other segments are relatively weak. For the short-term, we have mitigated revenue instability in our Satellite Solutions segment through the addition of the two new contracts discussed in the 2011 Overview section of this MD&A. Together, these contracts have created a revenue backlog which will help to reduce volatility in our financial results over the next several quarters.

Total sales for the three months ended December 31, 2011 increased to $9.6 million, from $5.6 million over the same period in 2010. The $4.0 million, or 71%, increase in fourth quarter sales reflects Sinclair’s sales of $5.2 million, partially offset by a $1.2 million decrease in sales from our other segments.

Fourth quarter sales of Satellite Solutions decreased to $1.9 million, from $3.2 million over the same period in 2010. Segment revenues were lower due to a reduction in ordering activity from the US military.

Sales of Microwave Products remained constant at $2.3 million for the three months ended December 31, 2011 and 2010.

Sales of Maritime Solution increased to $0.2 million for the three months ended December 31, 2011, from $0.1 million in the fourth quarter last year, reflecting the positive benefit of investments in the maritime sales channel.

Norsat International Inc.	Management's Discussion & Analysis

Fourth quarter gross margin percentage was 44%, on par with the 2010 results. During 2011, Sinclair’s margins were above historical levels due to a favourable product mix, and strong demand, particularly from the transportation sector. Although Sinclair anticipates robust demand to continue, competitive pressure and increasing labour costs may have a negative impact on product prices and margins in the coming quarters.

During the three months ended December 31, 2011, gross profit margins from our Satellite Solutions segment declined to 32%, from 48% last year. As with the full year result this change was anticipated and reflects the lower margins on the FNESS contract and lower selling prices for existing product lines.  As we expand our customer base outside the US military and into commercial applications, we expect to see some continued pressure on gross margins. Margins for the Satellite Solutions segment were further impacted by an increase in costs for new product lines.  However, we expect costs will decrease and efficiencies will improve as we build more of these new products. Satellite Solutions margins were further impacted by an additional inventory provision of $0.1 million in the fourth quarter.

Expenses

For the three months ended December 31, 2011, total expenses increased to $4.2 million, from $2.3 million in the fourth quarter of last year. Our new Sinclair operations account for approximately $1.7 million of this increase. The balance primarily reflects a $0.1 million increase in interest expenses relating to the acquisition, and $0.2 million of additional amortization of intangible assets acquired from Sinclair. Operating expenses are expected to remain somewhat higher in upcoming periods due to the addition of the Sinclair Technologies segment and continued investment in sales and marketing resources.

Fourth quarter selling and distributing expenses increased to $1.5 million, from $0.8 million in 2010. Approximately $0.5 million of this increase relates to Sinclair. The balance reflects the additional $0.2 million in amortization expenses relating to intangible assets acquired from Sinclair.

General and administrative expenses increased to $2.3 million, from $1.0 million in the fourth quarter of 2010. Approximately $1.6 million of the increase relates to Sinclair, of which $0.8 million relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics.

Norsat International Inc.	Management's Discussion & Analysis

Fourth quarter product development expenses were a credit of $0.1 million compared to an expenses of $0.4 million last year, reflecting an increase of $0.6 million in government contributions under the SADI program mostly related to our claim for Sinclair expenses incurred since January 21, 2011 and a $0.1 million increase in amortization costs relating to intangible assets acquired from Sinclair. Product development continues to be a core focus for Norsat and is reflected through development programs in the Sinclair Technologies, Satellite Solutions and Microwave Products business units.

Other expenses for the three months ended December 31, 2011 were $0.6 million compared to $0.1 million during the same period last year. This increase primarily reflects the impact of a weaker United States dollar relative to the Canadian dollar and its unfavorable impact on conversion of our Canadian dollar-denominated operating expenses.

Net earnings for the period

For the three months ended December 31, 2011, we recorded a loss before income taxes of $0.1 million. This compares to earnings of $0.1 million in Q4 of 2010.

Net loss for the quarter was $0.2 million, compared to net earnings of $0.2 million for the same period in 2010.

Norsat International Inc.	Management's Discussion & Analysis

4.6 Summary of Quarterly Results

Note

(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 4.2 Non-IFRS Measurements.

We have restated our 2010 comparative data in accordance with IFRS. We are not required to apply IFRS to periods prior to 2010.

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

Total sales for the year ended December 31, 2011 increased to $38.4 million from $20.2 million in 2010. The $18.1 million, or 90%, increase reflects the inclusion of $20.2 million of sales from Sinclair, partially offset by a net $2.1 million reduction in sales from our other divisions.

4.7 Acquisition of Sinclair

On January 21, 2011, we acquired 100% of the outstanding shares of Sinclair Technologies, a private company based in Aurora, Ontario and specializing in the manufacture of antenna and radio frequency conditioning products.

The identified assets, liabilities, and goodwill below reflect our best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below.

Norsat International Inc.	Management's Discussion & Analysis

The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 is as follows:

We estimate that all cash flows related to trade and other receivables will be collected.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

We paid cash consideration of $16.0 million, financed with the Company’s cash and cash equivalents of $4.0 million, together with $12.0 million in debt financing from our principal banker, and contingent consideration of 4,028,932 common shares from treasury with an estimated fair value of $2.0 million. Promissory notes with a total face value of $750,000 plus interest at 3% per annum were also issued to the vendors with an estimated fair value of $0.5 million.

We discounted the promissory notes using a discount rate of 20% for the duration of their maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Norsat International Inc.	Management's Discussion & Analysis

Risk-free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

We paid our principal banker $0.1 million in financing fees to acquire the $12.0 million debt financing.  The $0.1 million was capitalized as part of the cost of the debt and is being amortized over the term.

We incurred transaction costs of $0.8 million (2011 - $0.5 million, 2010 - $0.3 million) in relation to the acquisition, which we have recognized in the Consolidated Statement of Earnings and Comprehensive Income under general and administrative expenses.

$1.0 million of the cash consideration is held in escrow and acts as a security for certain events should we be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1.0 million, less claimed amounts, if any, is releasable to the vendors on January 21, 2013.

The common shares are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011. Based on the financial results, the Company expects to release 100% of the common shares held in escrow to the vendors.

The promissory notes are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ending December 31, 2012. We do not currently have sufficient information to measure the final amount of promissory notes to be released to the vendors. The value of the promissory notes as at December 31, 2011 was $0.6 million.

4.8 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at December 31, 2011, we had $4.2 million in cash and cash equivalents, a decrease of $2.1 million from $6.3 million as at December 31, 2010.  For the three months and fiscal year ended December 31, 2011, cash generated by operating activities was approximately $0.5 million and $2.3 million respectively.  For the three months and fiscal year ended December 31, 2011, we used up $0.6  million and generated cash of $11.2 million in financing activities, respectively. Financing activities for the fiscal year ended December 31, 2011 include $12.0 million related to the Sinclair acquisition loan proceeds. For the three months and fiscal year ended December 31, 2011, approximately $0.1 million and $15.5 million of cash was used, respectively, for investing activities.  Investing activities for the fiscal year ended December 31, 2011 was comprised of the $15.2 million of cash used to acquire Sinclair.

Our working capital requirements are mainly for materials, production and selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Norsat International Inc.	Management's Discussion & Analysis

As at December 31, 2011, working capital1 decreased to $11.8 million as compared to $13.0 million as at December 31, 2010.  The current ratio2 for the 2011 year was at 2.0 times, as compared to 4.1 times for the 2010 year.

Trade and other receivables was $7.9 million as at December 31, 2011, up from $4.6 million as at December 31, 2010.  The majority of this increase is attributable to the addition of the Sinclair business.

Trade and other payables increased to $5.8 million as of December 31, 2011 compared to $1.6 million at the end of 2010.  The majority of this increase is attributable to Sinclair.

Inventory as at December 31, 2011 was $10.2 million, compared to $5.7 million as at December 31, 2010, an increase of $4.5 million.  The addition of Sinclair accounts for $4.1 million of the increase. Inventory is also higher as several sales orders towards the end of the year did not meet the revenue recognition criteria for recognition in the fourth quarter.

As of December 31, 2011, shareholders’ equity increased to $18.7 million compared to $15.8 million at December 31, 2010. An increase of $2.0 million is attributed to share issuance relating to the acquisition of Sinclair.

At December 31, 2011 we had accumulated a deficit of $24.9 million. Although we generated net profit from our continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010 and for the third quarter of 2011, we also reported losses for the first, second and fourth quarters of 2011.  This past performance cannot be used as an indication of our future performance.

We believe that our strategy remains sound and that we can deliver solid performance in the future.

We may also deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of the current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.9 Capital Resources

Our capital resources as at December 31, 2011 were in cash and cash equivalents.   As of December 31, 2011, we had cash and cash equivalents of $4.2 million.  We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.  During 2011, we secured a $12 million non-revolving acquisition loan to help fund the Sinclair purchase, and received gross proceeds of approximately $0.3 million and $30,128 from an employee share ownership program and warrants exercised, respectively.  Further details are described below:

Credit Facilities

Operating Line of Credit

We have a secured operating line of credit with HSBC Bank Canada (the “Bank”) of Cdn$3.5 million, or US$2.8 million, subject to interest at the Bank’s prime rate, plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. base rate, plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2011, we had no borrowings outstanding with respect to the operating line of credit (December 31, 2010 - $nil).

__________________

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure.

2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure.

Norsat International Inc.	Management's Discussion & Analysis

We also have an additional revolving demand note with HSBC Bank USA in the principal amount of US$950,000, subject to an interest rate of prime, plus 1.5% per annum and payable upon demand. As at December 31, 2011, we had no borrowing outstanding with respect to the revolving demand note (December 31, 2010 - $nil).

Acquisition Loan

On December 22, 2010, we secured a non-revolving acquisition loan of Cdn$13.2 million or US$12.0 million with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate, plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate, plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4%, depending on our funded debt to EBITDA ratio. This ratio is determined quarterly on a rolling 12-month basis, based on our consolidated financial statements. As at December 31, 2011 our combined weighted average interest rate and spread rate was 4.15%. As at March 8, 2012 our combined weighted average interest rate and spread rate was 4.14%.

EBITDA is defined by the Bank as earnings before interest, taxes, depreciation and amortization and is a non-IFRS measure.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments. In addition, we repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of our net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011.

We incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance as at December 31, 2011 was $83,398.

The loan is secured by all of our Company’s assets under a general security assignment.

We have the following externally imposed capital requirements under our operating line of credit agreements and the acquisition loan agreement:

➢

working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢

debt to tangible net worth ratio (total liabilities less cash on hand and deferred tax liabilities divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings, less intangible assets and goodwill) cannot exceed

5.65:1.00 as at December 31, 2011

4.35:1.00 as at March 31, 2012

3.65:1.00 as at June 30, 2012

3.15:1.00 as at September 30, 2012, and

2.50:1.00 thereafter – calculated quarterly

➢

debt service coverage ratio cannot be less than 1.00. Based on EBITDA, less unfunded capital expenditures – calculated annually beginning December 31, 2012, and

➢

funded debt to EBITDA, less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 5.45:1.00 for the three months ending March 31, 2012

3.35:1.00 for the three months ending June 30, 2012

3.00:1.00 for the three months ending September 30, 2012 and December 31, 2012, and

2.50:1.00 thereafter – calculated quarterly, on a rolling 12-month basis.

Norsat International Inc.	Management's Discussion & Analysis

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure.

Unfunded capital expenditures are defined as capital expenditures, which are not financed by external sources, such as those, financed by our own cash and cash equivalents.

Funded debt includes only the acquisition loan.

As at December 31, 2011, we were in compliance with our debt covenants.

Warrants Exercised

In January 2011, 62,776 warrants were exercised at a strike price of $0.48 per share, for total proceeds of $30,132. On January 12, 2011, all other outstanding warrants we issued expired unexercised.

Employee Share Ownership Plan

On February 18, 2011, we issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with our Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia).  The Private Placement was approximately 61% subscribed, with participation from employees, senior management and directors.

We generated gross proceeds of $0.3 million and issued common shares at the price of $0.57 (Cdn$0.568).

Our ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. Our offering under the ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).

All of the common shares are subject to a four-month hold period which ended June 19, 2011. During this period, these securities could neither be traded nor freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014.  The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

Research and development, patents and licenses, etc.

In 2008, the Company’s receipt of an award by the Canadian Ministry of Industry is an external validation of the Company’s excellence in research and development activities. The Cdn$5.97 million repayable contribution through the Ministry’s Strategic Aerospace and Defense Initiative (“SADI”) program provides the Company with a significant contribution towards assisting research and development efforts and provides for continued investment in technological innovation.

In 2011 and 2010, the Company continues to develop products in all business lines. The Company’s product development efforts continue to be performed through the support of the Canadian Federal Government through the SADI grant awarded in 2008. The Company spent about $1.3 million and $0.9 million in research and development activities in fiscal 2011 and 2010 respectively.

Norsat International Inc.	Management's Discussion & Analysis

4.10 Contractual Obligations

The Company’s known contractual obligations at December 31, 2011, are quantified in the following table:

As at December 31, 2011, we had operating lease commitments that extend to November 2016. In addition, the Company is required to make contingent repayment of government contributions starting in 2013 based on fiscal 2012 performance that are not listed above.

5.0 Off Balance Sheet Arrangements

As at December 31, 2011 and March 8, 2012, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, and President of a significant subsidiary (2010 – President and Chief Executive Officer and Chief Financial Officer) are as follows:

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel. A substantial portion of the year-over-year increase of short-term employee benefits relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics.

7.0 Proposed Transactions

As at March 8, 2012, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates

On January 1, 2011, with the adoption of IFRS, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards, and made estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. We based our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from these estimates.

Norsat International Inc.	Management's Discussion & Analysis

We have discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect our more significant estimates and assumptions used in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations that occurred prior to January 1, 2010 were not accounted for in accordance with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements in accordance with the IFRS 1 First-time Adoption of International Financial Reporting Standards exemption.

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs incurred are expensed in the period in which they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over our net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses.

Foreign Currency Translation

Our consolidated financial statements are presented in United States dollars, which is also our functional currency. Each entity of the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency and presented in United States dollars.

Transactions in foreign currencies are initially recorded by our entities at their respective functional currency rates prevailing at the date of transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates as at the date when fair value is determined.

Income statement items are translated at the rate in effect at the time of the transaction and, for the subsidiaries, are translated using average exchange rates for the period where the rates do not fluctuate significantly, and the rate in effect on the date of the transaction where the rate over the period does fluctuate significantly.

Norsat International Inc.	Management's Discussion & Analysis

All gains and losses on translation of these foreign currency transactions are included in the Consolidated Statement of Earnings and Comprehensive Income.

Share-Based Payments

We grant stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at our sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, we recognize compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling and distributing, general and administrative, and product development expenses with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest.

Allowance Account for Credit Losses

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. The Company maintains an allowance account for credit losses for estimated losses that may arise if any of its customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Inventories

Parts and supplies inventory is stated at the lower of weighted average cost (purchase price plus applicable import duties and other taxes and transportation and handling) and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost, less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Norsat International Inc.	Management's Discussion & Analysis

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at a cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the Consolidated Statement of Earnings and Comprehensive Income when the asset is de-recognized.

We record amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value to the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

Revenue Recognition

Our revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post-contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢

the delivered item(s) has standalone value; and,

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially within our control.

For those contracts where the services are not essential to the functionality of any other element of the transaction, we determine selling price for these services based on a hierarchy of selling prices:

➢

Vendor specific objective evidence (“VSOE”) of selling price,

➢

If VSOE does not exist, third-party evidence of selling price (“TPE”) is used, or

➢

If neither VSOE nor TPE exist, our best estimate of selling price for the deliverable is used.

➢

In all cases, selling prices is an entity specific measure that also considers market conditions.

Norsat International Inc.	Management's Discussion & Analysis

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return on products, and the delivery or performance of the undelivered item is probable and substantially within our control. In establishing the selling price for hardware, we rely on third-party evidence based on standalone sales of largely interchangeable products. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

We recognize revenue from the sale of hardware products upon the later of transfer of title, or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post -contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. We use VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Our multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS, and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return, and the delivery or performance of the undelivered item is probable and substantially within our control.

Extended warranty of one-to-three years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after our one-year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third-party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially within our control.

Revenue that has been paid but does not yet qualify for recognition under our policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).  For reseller arrangements, fees are fixed or determinable on delivery to the reseller because our agreements with customers and resellers do not contain product return rights.

Norsat International Inc.	Management's Discussion & Analysis

Construction Contracts

We also earn revenue from fixed-price construction contracts.  These contracts specifically negotiated for the construction of a combination of satellite system products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of- completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

If circumstances arise that change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the Consolidated Statement of Earnings and Comprehensive Income in the period in which the circumstances that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the year or period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. Contract work-in-progress revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Government Contribution

We entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (“SADI”). This funding represents a portion of our eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. During 2011, the Minister extended the SADI agreement with the Company, whereby funding provided by the Ministry will now include eligible costs spent in the year ended 2012.  We determine eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could involve going through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of our fiscal 2012 year and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement, multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. We amortize the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. We recognizes government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Loss over the life of the depreciable assets as a reduced depreciation expense.

Norsat International Inc.	Management's Discussion & Analysis

Income Tax

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regard to previous years.

Deferred taxes are recorded using the statement of financial position liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that we do not consider it probable that a future tax asset will be recovered, we provide a valuation allowance against the excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle our current tax assets and liabilities on a net basis.

Our discounts for income tax credits are in accordance with IAS 12 income taxes.

9.0 Conversion to IFRS

IFRS 1 First Time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retroactively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings or if appropriate, another category of equity, unless certain exemptions are applied. We have applied the following exemptions to our opening statement of financial position dated January 1, 2010:

a.)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations before the date of transition to IFRS. We have elected to use this election and have applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

b.)

Consolidated and Separate Financial Statements

According to IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As we have elected to apply IFRS 3 prospectively, we have also elected to apply IAS 27 prospectively.

c.)

Cumulative Translation Differences

IFRS 1 allows a first-time adopter an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. We have chosen to apply this election and have eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss on disposal.

Norsat International Inc.	Management's Discussion & Analysis

d.)

Share-Based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-Based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. We have elected to take advantage of the exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS 1 also outlines specific guidance that a first-time adopter must adhere to under certain circumstances. We have applied the following guidelines to our opening consolidated statement of financial position dated January 1, 2010.

e)    Estimates

According to IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. This exemption is to prevent an entity from adjusting previously made accounting estimates for the benefit of hindsight. Our IFRS estimates as of January 1, 2010 are consistent with our Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed our actual cash flows, it has resulted in changes to our reported financial position and results of operations and statement of cash flows. In order to allow the users of the financial statements to better understand these changes, our Canadian GAAP Consolidated Balance Sheets, Consolidated Statement of Earnings/(Loss), Deficit, and Comprehensive Income (Loss), and Consolidated Statements of Cash Flows as at January 1 and December 31, 2010 and for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained in the following section:

(i)

Accumulated other comprehensive income

IFRS 1 allows a first-time adopter to an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS.

We have chosen to apply this election and have eliminated the cumulative translation difference of $399,537 in the accumulated other comprehensive income account and adjusted deficit by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss of disposal.

(ii)

Share-based payment

Under IFRS:

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Norsat International Inc.	Management's Discussion & Analysis

Under Canadian GAAP:

The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight line basis over the vesting period.

Forfeitures of awards are recognized as they occur.

Under Canadian GAAP, when share options are forfeited before vesting, all the previous period changes are to be reversed in the period that the options are cancelled using either the estimation or actual method. We have previously chosen to reverse such forfeited options using the actual method.

However, IFRS requires those forfeited options to be reversed using an estimation method based on estimated forfeitures.

(iii)

Deferred income tax asset/liability

Under IFRS:

All deferred income tax assets and liabilities must be classified as non-current.

Under Canadian GAAP:

Deferred income tax assets and liabilities are classified as current or non-current as appropriate.

As a result, we reclassified current deferred income tax assets and liabilities to non-current assets and liabilities respectively.

(iv)

Provisions

Under IFRS:

Provisions are presented separately from accrued liabilities

Under Canadian GAAP:

Provisions are not required to be presented separately.

Norsat provides standard one-year warranty on satellite products, standard three-year warranty on microwave products and standard two-year warranty on maritime products under which customers are covered for the cost of repairs of any manufacturing defects that become apparent after purchase. We accrue on a quarterly basis warranty provision of 0.25% of satellite sales, 1% of microwave sales and 1% of maritime sales based on actual historical experience.

Since IFRS requires that provisions be presented separately from accrued liabilities, we have reclassified our warranty provision from accrued liabilities to provisions.

(v)

Statement of cash flows

The transition from Canadian GAAP to IFRS has not had a material impact on the consolidated statement of cash flows.

Norsat International Inc.	Management's Discussion & Analysis

The Canadian GAAP Statement of Financial Position and Statement of Changes in Shareholders’ Equity at January 1, 2010 have been reconciled to IFRS as follows:

Norsat International Inc.	Management's Discussion & Analysis

The Canadian GAAP Statement of Financial Position and Statement of Changes in Shareholders’ Equity at December 31, 2010 have been reconciled to IFRS as follows:

Previously reported under Canadian GAAP	Cumulative translation difference (see 9e.(i))	Share-based payment (see 9e.(ii))	Deferred tax assets/liabilities (see 9e.(iii))	Provisions (see 9e.(iv))	Total effect of transition to IFRS	Restated under IFRS
ASSETS							
Current assets:							
Cash and cash equivalents	$ 6,315,043						$ 6,315,043
Short-term investments	39,030						39,030
Trade and other receivables	4,562,606						4,562,606
Inventories	5,727,989						5,727,989
Prepaid expenses and other	590,451						590,451
Deferred tax asset	218,476			(218,476)		(218,476)	-
Total current assets	17,453,595			(218,476)		(218,476)	$ 17,235,119
Property and equipment, net	958,649						958,649
Intangible assets, net	340,258						340,258
Long-term prepaid expenses and other	9,340						9,340
Deferred tax asset	1,652,247			218,476		218,476	1,870,723
	2,960,494	-	-	218,476	-	218,476	3,178,970
Total assets	**$ 20,414,089**	$ -	$ -	$ -	$ -	$ -	**$ 20,414,089**
LIABILITIES							
Current liabilities:							
Trade and other payables	$ 1,574,335						$ 1,574,335
Accrued liabilities	1,269,829				(141,813)	(141,813)	1,128,016
Provisions	-				141,813	141,813	141,813
Current income tax payable	139,775						139,775
Deferred revenue	1,201,250						1,201,250
Total current liabilities	4,185,189	-	-	-	-	-	4,185,189
Long-term deferred revenue	395,720						395,720
Total liabilities	4,580,910	-	-	-	-	-	4,580,910
SHAREHOLDERS' EQUITY							
Issued capital	37,447,180						37,447,180
Contributed surplus	3,723,474		(5,230)			(5,230)	3,718,244
Accumulated other comprehensive income	399,537	(399,537)				(399,537)	-
Deficit	(25,737,011)	399,537	5,230			404,767	(25,332,245)
Total shareholders' equity	15,833,180	-	-	-	-	-	15,833,179
Total liabilities and shareholders' equity	**$ 20,414,089**	$ -	$ -	$ -	$ -	$ -	**$ 20,414,089**

Norsat International Inc.	Management's Discussion & Analysis

The Canadian GAAP Statement of Earnings and Comprehensive Income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.	Management's Discussion & Analysis

The Canadian GAAP Statement of Cash Flows for the year ended December 31, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.	Management's Discussion & Analysis

10.0 Financial Instruments and Risk Exposures

Fair value measurement

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, and contract work-in-progress.  Our financial liabilities include trade and other accounts payable, accrued liabilities, interest-bearing loans and borrowings, and promissory note payable.

We have classified our cash and cash equivalents, short-term investments, trade and other receivables and contract work-in-progress as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, interest-bearing loans and borrowings, promissory notes payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of our financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short-term maturity, or their ability for liquidation at comparable amounts.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from our receivables from customers.

Our exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third-party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet our credit worthiness benchmark, we may choose to transact with the customer on a prepayment basis.

We do not have credit insurance or other financial instruments to mitigate our credit risk as we have determined that the exposure is minimal due to the composition of our customer base.

We regularly review the collectability of our trade and other receivables and establish an allowance account for credit losses based on our best estimate of any potentially uncollectible accounts. As at December 31, 2011, the balance of the allowance account for credit losses was $65,553 (December 31, 2010 - $34,910). Pursuant to their respective terms, net trade and other receivables was aged as follows as at December 31, 2011 and 2010:

There is a possibility of increased customer credit risk due to the ongoing global recessionary trends. As at December 31, 2011, our trade accounts receivable are made up of approximately 25% (December 31, 2010 – 39%) government trade receivables and the balance of the outstanding trade accounts receivable are spread over a large number of customers.

Norsat International Inc.	Management's Discussion & Analysis

We may also have credit risk relating to cash and cash equivalents, which we manage by dealing with large chartered banks and investing in highly liquid investments. Our objective is to minimize our exposure to credit risk in order to prevent losses on financial assets by placing our investments in highly liquid investments such as guaranteed investment funds. Our cash and cash equivalents carrying value as at December 31, 2011 totaled $4.2 million (December 31, 2010- $6.3 million) and trade and others receivables of $7.9 million (December 31, 2010- $4.6 million) representing the maximum exposure to credit risk of these financial assets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.

We have in place a planning and budgeting process which helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.

To manage this risk, we maintain an operating line of credit which provides access funds in Canadian and or United States dollars to meet short-term financing obligations.

As at December 31, 2011, we had cash and cash equivalents of $4.2 million, short-term investments of $0.1 million and trade and other receivables of $7.9 million for a total of $12.2 million. These amounts will cover our short-term financial obligations from our trade and other payables of $5.8 million accrued liabilities of $1.3 million, provisions of $0.2 million, annual minimum interest-bearing loans and borrowings repayments of $3.0 million and taxes payable of $0.6 million which total $10.9 million. The liquidity and maturity timing of these assets are adequate for the settlement of the short-term financial obligations.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The Company holds cash and has liabilities (primarily trade and other payables, accrued liabilities and provisions) in currencies other than the United States dollar, primarily the Canadian dollar. In addition, the Company also has Canadian dollar denominated trade and other receivables that are subject to currency risk.

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $177,000 (2010 - $90,000, January 1, 2010 -$79,000).

Norsat International Inc.	Management's Discussion & Analysis

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s interest bearing loans and borrowings subject floating interest rates. The Company does not enter into any interest rate swaps to mitigate interest rate risk.

11.0 Outstanding Share Data

We have 100,000,000 (2010 -75,000,000) shares of Common Stock authorized, of which 58,316,532 were outstanding at December 31, 2011 and at March 8, 2012.

As at March 8, 2012, we had 1,866,900 options outstanding to acquire common shares at prices ranging from $0.48 to $6.15 per share.

Norsat International Inc.	Management's Discussion & Analysis

12.0 Risks and Uncertainties

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment. The items of the following list of risk factors are in no particular order or priority to the Company.

12.1 Risks Associated with Financial Results

Our inability to generate sufficient cash flows from our operations may affect our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon us having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should we fail to generate sufficient cash flows from operations, we will require additional financing to remain a going concern.  At December 31, 2011, we have accumulated a deficit of $24.9 million. Although we have generated net profit from our continued operations in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, we have also reported losses in the first, second and fourth quarters of 2011. This past performance cannot be used as an indication of our future performance.

Our inability to accurately forecast our results from quarter-to-quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

12.2 Risks Associated with Business and Operations

The Company’s exposure to business and operation risks includes but is not limited to the following:

The Company recognizes the threats posed by the current credit crisis and global recession, but cannot guarantee that it will be able to successfully navigate through the current downturn. The current global economic deterioration has impacted companies across a wide spectrum of industries, and the communications industry is not immune to the recessionary trends. To succeed, the Company must be able to control spending and prudently allocate financial resources to optimize value. To drive sales, the Company’s products must meet the needs of the Company’s existing and potential customers and be competitively priced; additional judgement will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to the success of the Company.

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the Company’s products must meet the needs of existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of the Company, the Company may not achieve profitability in the satellite communications industry and it may not be able to participate in selling these new technologies or products. While the Company is able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing the Company’s ability to maintain product innovation and leadership.

Norsat International Inc.	Management's Discussion & Analysis

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers. While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.  The Company expects that a majority of the Satellite Systems revenues will continue to be dependent on sales to a small number of customers. The Company also expect that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

The Company cannot be sure that it will be able to compete effectively with its current competitors. The Company’s markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with the Company. Some of these competitors are large, established companies which have significantly greater resources than those of the Company.

The Company’s ability to compete effectively will depend on its ability to increase sales; attract new customers in a timely and cost effective manner and sell these products at competitive prices.  The Company is dependent on others for the supply and manufacture of components and products it sells.  The Company has outsourced substantially all of the manufacturing of the microwave products it sells; and for some of its portable satellite systems, the Company relies on its suppliers to provide components for the production of these satellite systems. If either the manufacturers or suppliers cannot deliver products to the Company on time, its revenues and profits will be adversely affected.

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds thirteen patents and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, the Company cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

If the Company experiences rapid growth and does not manage it effectively, profitability may be affected. If its technologies and products achieve widespread acceptance the Company may experience rapid growth. This growth may require the Company to hire more employees, recruit additional management, improve the Company’s financial control systems, and expand and manage the technical, sales and support service operations. The Company would need increased revenues and additional funding to operate these increased activities. If the Company does not manage its growth effectively, its profitability may be impacted.

Norsat International Inc.	Management's Discussion & Analysis

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements. The Company’s success depends on the skills, experience and performance of the senior management and other key personnel. While it offers competitive compensation packages and stock options to attract key employees, the Company does not carry key person insurance on these employees. Highly skilled technical employees and management in the communications industry are in demand and the market for such persons is highly competitive. The Company cannot be sure that it will be able to retain these employees or hire replacements. If the Company does not successfully retain the key personnel or hire and train replacements it will be unable to develop the new products and technologies necessary to compete in its markets or to effectively manage its business.

The Company intends to expand its international operations, and thus faces a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies. These external risks may not be under the Company’s control. Additional human and financial resources may be required for this expansion which the Company may not be able to attract or afford.  Failure to expand internationally may impact the Company’s prospects for revenue growth and profitability.

The Company may encounter difficulties completing or integrating our acquisitions which could adversely affect our operating results. The Company expects to expand its presence in new end markets or expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets of companies. Potential difficulties related to our acquisitions include:

• integrating acquired operations, systems and businesses;

• retaining customer, supplier, employee or other business relationships of acquired operations;

• addressing unforeseen liabilities of acquired businesses;

• limited experience with new technologies; and

• not achieving anticipated business volumes.

Any of these factors could prevent the Company from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. The Company’s failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. The Company’s acquisition of Sinclair Technologies Holdings Inc. has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. The Company’s failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect the Company’s operating results.

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The export laws of the governments of Canada and United States apply to products that the Company sells. The United States Department of Commerce, through its Export Administration Regulations, and the Government of Canada, through its Export Controls Division, regulate exports and re-exports of "dual-use" items, i.e., goods, software and technologies with commercial and proliferation/ military applications. In ascertaining whether such items may be subject to export control restrictions, the Company is sometime forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, the Company may be subjected to penalties and fines. It may also be subjected to penalties and fines should there be a breach in the processes.

Norsat International Inc.	Management's Discussion & Analysis

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions.  Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill orders.

The Company may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of the Company’s products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although the Company’s products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into the Company’s products, may also contain such defects and errors, which could substantially reduce the performance of the products.

The Company is also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that it distributes. Although product defects have not been a significant factor, the Company maintains comprehensive general liability insurance which provides limited coverage against claims originating in product failure. The Company cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by the Company’s product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which the Company has substantial coverage, could result in significant legal defence costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

The Company’s operations may be disrupted by natural disasters and extreme weather conditions.  The Company’s headquarters is located in the Greater Vancouver region which has, in recent times, been subjected to high winds and extreme weather conditions. While the Company has managed to continue operating through some of these conditions, employee productivity during these periods is negatively impacted.

Long sales and implementation cycles for the Company’s products may adversely affect its operating results. The Company’s customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after the first contact with a customer before a sale may actually be completed. The Company may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; the Company or its competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins the Company earn on our products. It may cost the Company more to produce our products by the time the purchasing decision is made due to increased supply costs or currency fluctuations. If these events were to occur, sales of the Company’s products may be cancelled or delayed, which would reduce its revenue.

Mergers or other strategic transactions by competitors could weaken the Company’s competitive position or reduce its revenue. If one or more of the Company’s competitors were to merge or partner with another of its competitors, the change in the competitive landscape could adversely affect the Company’s ability to compete effectively. The Company’s competitors may also establish or strengthen co-operative relationships with existing or prospective clients, thereby limiting the Company’s ability to promote its products and services. Disruptions in the Company’s business caused by these events could reduce its competitiveness and ultimately its revenue.

Norsat International Inc.	Management's Discussion & Analysis

If the Company’s suppliers do not supply it with a sufficient amount and quality of components at acceptable prices, and in a timely manner, its ability to manufacture the Company’s products would be harmed and the business would suffer. The Company relies on third-party suppliers to provide components and product subassemblies based on the Company’s designs. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet the Company’s quality, quantity or cost requirements, or its inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to the Company, could adversely affect its ability to manufacture or source products. The Company may experience delays in the manufacture or sourcing of products and the business and financial results would suffer if the Company fails to identify alternate suppliers, or if the Company’s supply is interrupted or reduced or if there is a significant increase in cost.

The Company’s level of indebtedness and failure to comply with its indebtedness arrangements may adversely affect its business and operations. The Company relies on the availability of indebtedness arrangements with its lenders.  The arrangements contain numerous restrictive covenants that limit the Company’s discretion with respect to certain business matters. These covenants place significant restrictions on the Company’s ability to pledge or create liens or other encumbrances on its assets. These financial covenants require the Company to meet certain financial ratios and financial condition tests.  If the lender was to demand or cancel these facilities, there can be no assurance that the Company’s assets would be sufficient to repay in full the indebtedness.  It is possible that the Company will not have sufficient funds at the time to fund its operations. In addition, there can be no assurance that future borrowings or equity financing will be available to the Company or available on acceptable terms, in an amount sufficient to meet its repayment obligations. In the event that the lending arrangements cannot be refinanced, or if they can only be refinanced on terms that are less favourable than the current terms, the Company’s business and operations may be adversely affected.

The Company is subject to the risk of increased income taxes and our ability to successfully defend tax audits could adversely affect our financial condition and operating results. The Company conducts business operations in a number of countries.  The Company develops its tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which the Company have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which the Company operates have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

The Company is subject to tax audits and reviews by local tax authorities of historical information and our contemporaneous documentation which could result in additional tax expense in future periods relating to prior results.  Any such increase in our income tax expense and related interest and penalties could have a significant impact on the Company’s future earnings and future cash flows.

Norsat International Inc.	Management's Discussion & Analysis

Any failure to successfully manage the Company’s international operations would have a material adverse effect on its financial condition and operating results. The Company has operations in numerous countries, including Canada, United States, United Kingdom, Switzerland and Italy. International operations are subject to inherent risks which may adversely affect us, including:

• labor unrest and differences in regulations and statutes governing employee relations;

• changes in regulatory requirements;

• inflation and rising costs;

• difficulty in staffing and managing foreign operations;

• ability to build infrastructure to support operations;

• changes in local tax rates or adverse tax consequences, including the repatriation of earnings;

• compliance with a variety of foreign laws, including changing import and export regulations;

• adverse changes in trade policies between countries in which we maintain operations;

• economic and political instability;

• potential restrictions on the transfer of funds; and

• foreign exchange risks.

12.3 Risks Associated with the Value of Shares

The exercise of the existing outstanding options may substantially dilute the value of our common shares. We have 100,000,000 shares of Common Stock authorized, of which 58,316,532 were outstanding at December 31, 2011. Although our Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock.  Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.  Convertible debt, if issued to raise additional working capital for the Company, could also have dilutive effect on shareholders.

The current financial market volatility can result in wide fluctuations in the market price of our stock.  Although we have reported profitability in the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, we have also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of our stock.  Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

12.4 Risks Associated with Foreign Exchange

Our operations are heavily exposed to fluctuations in foreign currencies.  Most of our international sales are denominated (primarily) in US dollars, Euros and UK pounds. While we expect our international revenues and expenses will continue to be denominated primarily in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. As our functional currency is the United States dollar, we could experience and have experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time we may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

(Our sensitivity to foreign exchange is such that a) 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $177,000 (December 31, 2010 - $90,000).

Norsat International Inc.	Management's Discussion & Analysis

13.0 Disclosure Controls and Internal Controls over Financial Reporting

13.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the MD&A and the consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level.

13.2 Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission in the United States, as applicable. Norsat’s CEO and CFO have assessed the effectiveness of the our internal control over financial reporting as at December 31, 2011, in accordance with Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Norsat’s CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2011.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

13.3 Changes in Internal Controls over Financial Reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.